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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)

                           The Female Health Company
          ----------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
          -----------------------------------------------------------
                        (Title of Class of Securities)

                                  314462 10 2
                    ---------------------------------------
                                (CUSIP Number)

                              Stephen M. Dearholt
        741 N. Milwaukee Street, Suite 500, Milwaukee, Wisconsin 53202
        --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               February 12,2001
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                SCHEDULE 13D/A
CUSIP NO.  314462 10 2
           -----------

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Stephen M. Dearholt
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      PF
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Wisconsin, USA
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,517,085
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             640,998
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,517,085
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          640,998
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,158,083
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
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                                SCHEDULE 13D/A

     This amendment is being filed to report the purchase of additional shares of The Female Health Company ("Issuer Common Stock") and grants of additional warrants to Mr. Dearholt by The Female Health Company (the "Company") as described in Item 5 and to update Item 7.


                                          Amount of Beneficial Ownership
Name of Beneficial Owner                  Shares of Issuer
                                           Common Stock          Percent

Stephen M. Dearholt (1)(2)

                                              4,158,083           22.9%

     (1) Includes options to purchase 50,000 shares (which are currently exercisable) granted pursuant to the terms of the Company's Outside Director Stock Option Plan.

     (2) Includes 733,605 shares owned directly by Mr. Dearholt and warrants to purchase 2,622,500 shares which are currently exercisable. Also includes the following shares which Mr. Dearholt may be deemed to beneficially own:
     69,500 shares held by the Dearholt, Inc. Profit Sharing Plan; 9,680 shares held by the Response Marketing Money Purchase Plan; 13,700 shares held in a self-directed IRA; 162,898 shares held by the Mary C. Dearholt Trust of which Mr. Dearholt, a sibling and his mother are trustees; 18,100 shares held by Mr. Dearholt's minor child; 418,100 shares held by the James W. Dearholt Trust of which Mr. Dearholt is a co-trustee with a sibling; and 60,000 shares of preferred stock held by the Mary C. Dearholt Trust that are convertible share-for-share into Issuer Common Stock. Mr. Dearholt shares the power to vote and dispose of 640,998 shares of Issuer Common Stock (including 60,000 shares of Preferred Stock convertible into Issuer Common Stock) held by the Mary C. Dearholt Trust and the John W. Dearholt Trust. Mr. Dearholt has sole power to vote and dispose of the remaining shares of Issuer Common Stock reported herein, except that North Central Trust has the sole power to vote and dispose of the 9,680 shares of Issuer Common Stock held by the Response Marketing Money Purchase Plan.

     On February 12, 1999, the Company borrowed $250,000 from Mr. Dearholt under a one-year note payable in full on February 12, 2000 with interest at 12% per annum payable monthly. The note was repaid by the issuance of a new promissory note due February 12, 2001 bearing interest at 12% per annum payable monthly. Such note was renewed on February 12, 2001 and Mr. Dearholt then received a warrant to purchase 70,000 shares of Issuer Common Stock at $0.40 per share in connection with such renewal.

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     On March 25, 1996, the Company borrowed $1,000,000 from Mr. Dearholt under a one-year note payable in full on March 25, 1997 with interest at 12% per annum payable monthly. The note was repaid by the issuance of a new promissory note due March 25, 1998, a replacement note due March 25, 1999, a replacement note due March 25, 2000, a replacement note due March 25, 2001 and a replacement note due March 25, 2002. On March 25, 2001, Stephen Dearholt received a warrant to purchase 280,000 shares of Issuer Common Stock at $0.50 per share in connection with the replacement note due on March 25, 2002.

     On May 18, 2001, Mr. Dearholt was granted two warrants to purchase shares of Issuer Common Stock pursuant to a Continuing Secured Limited Guaranty (the "Guaranty") under which Mr. Dearholt agreed to be a Guarantor for the Company under the Loan Agreement by and between the Company and Hartland Bank dated as of May 18, 2001. The first warrant to purchase shares of Issuer Common Stock was for a number of shares equal to $500,000 divided by the Warrant Purchase Price as of the date exercised. The Warrant Purchase Price is 70% of the market price of the Common Stock as of the day immediately prior to the date the exercise notice is given to the Company, subject to a minimum share price of $0.50 and a maximum share price of $1.00. These shares are included in the number of beneficially owned shares as being 1,000,000 shares, assuming that the Warrant Purchase Price is $0.50 per share. The second warrant granted to Mr. Dearholt pursuant to the Guaranty was for 100,000 shares of Issuer Common Stock at $0.50 per share.

     On August 20, 2001, Mr. Dearholt purchased 2,500 shares of Issuer Common Stock on the market for the benefit of Mr. Dearholt's self-directed IRA. These shares of Issuer Common Stock were purchased for $0.72 per share with cash deferred from Mr. Dearholt's income.

Item 7.  Material to be Filed as Exhibits

Exhibit No.
----------

1         Warrant to purchase shares of Issuer Common Stock issued to Stephen
          M. Dearholt dated as of November 21, 1995.*

2 Warrant to purchase up to 200,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 1996.*

3 Warrant to purchase up to 200,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 1997.*

4 Warrant to purchase up to 200,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 1998.*

5         Note Purchase and Warrant Agreement between the Company and Stephen
          M. Dearholt dated March 25, 1998.*

6 Stock Issuance Agreement between the Company and Stephen M. Dearholt dated as of March 25, 1998.*

7. Warrant to purchase up to 50,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of February 12, 1999.**

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8.        Note Purchase and Warrant Agreement between the Company and Stephen M.
          Dearholt dated February 12, 1999.**

9. Stock Issuance Agreement between the Company and Stephen M. Dearholt dated as of February 12, 1999.**

10. Warrant to purchase up to 200,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 1999.**

11. Note Purchase and Warrant Agreement between the Company and Stephen M. Dearholt dated March 25, 1999.**

12. Stock Issuance Agreement between the Company and Stephen M. Dearholt dated as of March 25, 1999.**

13. Warrant to purchase up to 62,500 shares of Issuer Common Stock issued to Stephen M. Dearholt dated February 12, 2000. (Filed with the SEC as Exhibit 10.1 to the Company's Quarterly Report for the quarter ended March 31, 2000, on Form 10-QSB (the "March 31, 2000 10-QSB").)

14. Warrant to purchase up to 250,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 2000. (Filed with the SEC as Exhibit 10.3 to the March 31, 2000 10-QSB.)

15. Warrant to purchase 70,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of February 12, 2001. (Filed with the SEC as Exhibit 10.2 to the May 15, 2001 10-QSB.)

16. Warrant to purchase 280,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 2001.

17. Warrant to purchase 100,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of May 18, 2001.

18. Warrant to purchase 1,000,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of May 18, 2001.

*Previously filed by Stephen M. Dearholt with Amendment No. 1 to Schedule 13D on January 14, 1999.

**Previously filed by Stephen M. Dearholt with Amendment No. 3 to Schedule 13D on May 14, 1999.

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                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        /s/ Stephen M. Dearholt
                                        -----------------------

                                        Stephen M. Dearholt

                                        Dated:    September 6, 2001